SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Spartan Stores, Inc.

(Exact Name of Registrant as Specified in its Charter)

Michigan (State of Incorporation or Organization)	38-0593940 (IRS Employer Identification No.)

850 76th Street, P.O. Box 8700 Grand Rapids, Michigan (Address of Principal Executive Offices)	49518-8700 (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box [   ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box [X]

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Class A Common Stock, $2 par value

(Title of Class)

Item 1.          Description of Registrant's Securities to be Registered

Introduction

This Form 8-A relates to the Class A common stock, $2 par value ("Class A Common Stock"), of Spartan Stores, Inc., a Michigan corporation ("Spartan Stores"). Because at the end of its most recent fiscal year, March 25, 2000, Spartan had more than 500 record holders of Class A Common Stock and more than $10 million in assets, it is required to file this Form 8-A with respect to the Class A Common Stock. However, in connection with the Agreement and Plan of Merger dated as of April 6, 2000 by and between Spartan, Spartan Acquisition Corp., which is a wholly owned subsidiary of Spartan, and Seaway Food Town, Inc. (the "Merger Agreement"), and related amendments to Spartan's Articles of Incorporation and Bylaws (the "Charter Amendments") that were approved by Spartan's shareholders on July 18, 2000, but that will not take effect until the closing of the transactions contemplated by the Merger Agreement, the Class A Common Stock will be converted into shares of Spartan's common stock, no par value ("Common Stock").

Because the closing of the transactions contemplated by the Merger Agreement will not take place prior to the deadline for filing this Form 8-A, this Form 8-A relates to and describes the Class A Common Stock, rather than the Common Stock. Upon completion of the transactions contemplated by the Merger Agreement, there will no longer be any Class A Common Stock, and Spartan will file a new Form 8-A to describe the Common Stock.

Accordingly, readers are cautioned that the Class A Common Stock described in this Form 8-A will only be outstanding until the closing of the Merger Agreement and that the descriptions contained in this Form 8-A do not take into account the Spartan Charter Amendments. Once Spartan has filed a Form 8-A relating to the Common Stock, please refer to that document. There are many material differences between the Class A Common Stock and the Common Stock.

Authorized Capital

As of the date of this Form 8-A, the authorized capital stock of Spartan consists of 20,000,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock.

The following description of Spartan's capital stock is qualified by reference to Spartan's Articles of Incorporation and Bylaws, copies of which are incorporated by reference as exhibits to this Form 8-A.

As of June 1, 2000, Spartan had outstanding 9,970,770 shares of Class A Common Stock, held by approximately 536 record holders. As of the date of this Form 8-A, Spartan has not issued any shares of Class B Common Stock. The Board of Directors may at any time, and from time to time, provide for the issuance of Class B Common Stock in one or more series, each with such a designation and, relative to the shares of Class A Common Stock and to other series of the Class B Common Stock, such voting, distribution, dividend liquidation, conversion, participation, redemption and other rights, preferences, limitations and restrictions, if any, as will be stated in the resolution or resolutions providing for the issuance of the Class B Common Stock. Except as provided in the resolution or resolutions providing for the issuance of shares, all shares of Class B Common Stock and any series thereof will be identical. Shares of Class B Common Stock, or any series thereof, may be issued as a share dividend in respect of shares of another class or series as Spartan's Board of Directors may determine from time to time, or as otherwise permitted by statute. Spartan does not expect to issue any shares of Class B Common Stock prior to the merger contemplated by the Merger Agreement.

Authorized Holders

Spartan's Bylaws authorize Spartan to issue its shares of capital stock only to: (1) Shareholder-Customers; (2) Associates; (3) Qualified Holders; or (4) Approved Holders. A "Shareholder-Customer" is a customer of Spartan who is required to maintain an investment in Spartan's capital stock. An "Associate" is an employee of Spartan or its subsidiaries. "Approved Holders" are those persons designated from time to time by Spartan's Board of Directors. In addition, pursuant to its Bylaws, Spartan may issue Class A Common Stock in connection with the acquisition of businesses, assets, or capital stock of another corporation (the persons to whom such shares are issued are referred to as "Qualified Holders"). The Board of Directors has designated as Approved Holders (a) any shareholder or other equity owner of any Shareholder-Customer who owns 5 percent or more of the equity interests in the Shareholder-Customer; (b) any member of the Board of Directors of Spartan; or (c) any spouse of an Associate, any biological or adopted child of an Associate, if the child is 21 years of age or younger, or any trust created by the Associate or his or her spouse which is established for the benefit of the Associate or the spouse or any such child of the Associate. The Board may not revoke the authorization as an Approved Holder of any person who owns any shares of capital stock of Spartan at the time of the attempted revocation.

Voting

Each outstanding share of Class A Common Stock entitles its holder to one vote. Except as otherwise required by law, or pursuant to the resolution or resolutions providing for the issuance of shares of Class B Common Stock, shares of Class A Common Stock and Class B Common Stock vote together as a single class and, except for the election of directors and certain extraordinary matters, the vote required to approve any corporate action is a majority of the votes cast at a meeting at which a quorum is present. Directors will be elected by a plurality of the votes cast at a meeting at which a quorum is present. Extraordinary matters, such as amendments to the Articles of Incorporation, mergers, share exchanges, sales of assets, and dissolution, must be approved by the holders of a majority of the shares of Class A Common Stock and all other voting groups entitled to vote thereon.

Spartan's Board of Directors is divided into three classes, with each class serving a three-year term, so that each year the terms of approximately one-third of the directors expire and approximately one-third of the directors are elected for a new three-year term.

Under Michigan law, shares of Class A Common Stock and Class B Common Stock will vote as separate voting groups on any amendment to the Articles or any merger or share exchange to which Spartan is a party if the resolution or resolutions providing for the issuance of the Class B shares provides for such a vote or if the amendment, merger or share exchange (1) would change the aggregate number of authorized shares of the class, (2) would alter or change the powers, preferences, or special rights of the shares of the class or other classes so as to affect the class adversely, or (3) in the case of a share exchange, if the class or series thereof is included in the exchange.

No Preemptive Rights

There are no preemptive rights to subscribe for shares of Spartan's capital stock.

Dividends and Other Distributions

The holders of shares of Class A Common Stock will be entitled to receive, to the extent permitted by law, such dividends and distributions as may be declared from time to time by the Board of Directors, but subject to any preferential, participation and other rights of holders of Class B shares provided in the resolution or resolutions providing for the issuance of such Class B shares. A senior secured credit facility to which Spartan is a party contains covenants which restrict the amount of cash dividends payable by Spartan to $800,000 in any twelve-month period.

For at least 20 years, the Board of Directors has declared, and Spartan has paid, a regular quarterly dividend. The amount of such quarterly dividends for each of the three fiscal years in the period ended March 25, 2000, was $0.0125 per share. Future dividends will depend on earnings, capital requirements, financial conditions and other relevant factors. As mentioned above, Spartan's senior secured credit facility contains covenants which restrict the amount of cash dividends payable by Spartan to $800,000 in any 12-month period.

In the event of the voluntary or involuntary liquidation, dissolution or winding up of Spartan, the holders of the shares of Class A Common Stock will be entitled to receive all of the remaining assets of Spartan ratably in proportion to the number of shares of Class A Common Stock held by them, but subject to any preferential, participation or other rights of holders of Class B shares provided in the resolution or resolutions providing for the issuance of Class B shares.

Trading Value

The Trading Value is the price at which Spartan is willing to issue and purchase Class A shares. The Board of Directors customarily establishes the Trading Value once a year in its sole and absolute discretion, based on the Company's financial condition, the results of its operations, operating trends, market conditions, the state of the economy, and such other factors as the Board deems appropriate. Effective June 21, 1999, the Trading Value was established at $13.30 per share. During the fiscal years ended March 1999, 1998 and 1997, the Trading Value was $12.30, $11.30 and $10.50 per share, respectively, as adjusted for the July 1997 ten-for-one stock split.

Required Investment Policy

The Board of Directors of Spartan has adopted a policy which requires Shareholder-Customers to purchase and hold an investment (the "Required Investment") in Class A Common Stock. From time to time, the Board may change the minimum investment and other terms of the Required Investment policy.

To become a Shareholder-Customer, a retail grocer must agree to make the Required Investment. To satisfy the current Required Investment policy, each Shareholder-Customer must purchase 1,000 shares of Class A Common Stock at the current Trading Value for each corporation, partnership or other entity which is affiliated with the retail grocer and which owns one or more Approved Stores (defined below).

In addition, to satisfy the Required Investment, on or before the date five years from the date that Spartan accepts a store as an approved location for the sale of Spartan products (an "Approved Store"), each Shareholder-Customer also must own Class A shares (including the 1,000 Class A shares described above) with an aggregate Trading Value equal to $10,000 plus one-and-one-half times the Shareholder-Customer's average weekly purchases from Spartan during Spartan's prior fiscal year attributable to each Approved Store, up to a maximum Required Investment for each Approved Store of $125,000.

If a Shareholder-Customer no longer purchases grocery and related products from Spartan, it is Spartan's policy (but not a contractual obligation) to redeem, at the Shareholder-Customer's request, that number of shares of Class A Common Stock then held by the Shareholder-Customer with an aggregate Trading Value which equals the Shareholder-Customer's Required Investment as of the date the Shareholder-Customer ceased purchasing from Spartan. Payment for such redeemed shares of Class A Common Stock is made in six equal installments over a five-year period. Pending consummation of the merger contemplated by the Merger Agreement, Spartan has suspended its stock redemption policy.

A Shareholder-Customer may elect to accumulate stock in excess of the Required Investment. As of June 1, 2000, Shareholder-Customers owned in the aggregate 5,009,459 shares of Class A Common Stock in excess of their aggregate Required Investments. It is Spartan's policy (but not a contractual obligation) also to redeem for cash at the current Trading Value any Class A shares owned by a Shareholder-Customer with an aggregate Trading Value in excess of the Shareholder-Customer's Required Investment, or, if the Shareholder-Customer no longer purchases grocery and related products from Spartan, in excess of the Shareholder-Customer's Required Investment as of the date the Shareholder-Customer ceased purchasing products from Spartan. As noted above, pending consummation of the merger contemplated by the Merger Agreement, Spartan has suspended its stock redemption policy.

In addition to Class A shares sold to satisfy the applicable Required Investment, Spartan offers all Shareholder-Customers, Associates, Approved Holders and Qualified Holders the opportunity to purchase Class A shares at any time and from time to time. Spartan sells the Class A shares at the Trading Value in effect at the time of the purchase.

Certain subsidiaries of Spartan distribute grocery products to convenience stores or independent grocers or operate cash and carry outlets. These subsidiaries do not require their customers to maintain an investment in the capital stock of Spartan or the respective subsidiary.

Customer Agreements

To become a Shareholder-Customer, a retail store must submit to Spartan, among other documents, a completed Stock Subscription Agreement, together with the initial payment for Class A shares to satisfy the Required Investment, and a Customer Agreement.

In the Stock Subscription Agreement, the Shareholder-Customer agrees to acquire from time to time and hold an investment in Class A shares sufficient to comply with the Required Investment. In addition, the Shareholder-Customer agrees to be bound by the transfer restrictions and the options to purchase the Class A shares granted to Spartan as set forth in Spartan's Bylaws. The terms of the Stock Subscription Agreement apply to all Class A shares held by the Shareholder-Customer, whenever acquired.

In the Customer Agreement, Spartan agrees to use its best efforts to supply the Shareholder-Customer with the Shareholder-Customer's requirements for resale at Approved Stores. A Shareholder-Customer may sell grocery and related products supplied by Spartan only at Approved Stores. A Shareholder-Customer may add a new retail store location as an Approved Store only upon Spartan's approval.

The Shareholder-Customer agrees to comply with the rules, regulations and policies applicable to Spartan's Customers as may be established from time to time by Spartan (the "Policy Manual"). Among other matters, the Policy Manual contains Spartan's policies on the Required Investment, Trading Value, Volume Incentive Rebates, and stock redemptions. In its discretion, Spartan may revise or terminate any portion of the Policy Manual at any time, provided that Spartan must give the Shareholder-Customer reasonable notice of any revision which imposes any new or changed obligation on the Shareholder-Customer.

The Shareholder-Customer agrees that its purchases of the grocery and related products and services will be in accordance with Spartan's Standard Terms and Conditions of Sale, which Spartan may amend from time to time. Among other matters, the Standard Terms and Conditions of Sale set forth the terms of payment, order procedures, procedures for price and rebate changes, delivery terms, inspection and acceptance practices and warranties and limitations on warranties.

The Customer Agreement grants to the Shareholder-Customer the nonexclusive, nontransferable right to use all Spartan trademarks, trade names, designs, logos, slogans, trade dress, product configurations, container configurations and other identifications (the "Trademarks"). The Shareholder-Customer may use the Trademarks to advertise and promote the sale of products at Approved Stores.

Either Spartan or the Shareholder-Customer may terminate the Customer Agreement at any time with or without cause by giving the other party not less than 30 days prior written notice. Upon a default by a Shareholder-Customer, as described below, Spartan may terminate the Customer

Agreement upon written notice to the Shareholder-Customer. In addition, the Customer Agreement will automatically terminate, without notice, if: (1) the Shareholder-Customer for a continuous 30-day period fails to order any merchandise from Spartan, unless the failure to order for the period results from a cause beyond the Shareholder-Customer's control; (2) the Shareholder-Customer is adjudicated bankrupt, or a petition is filed by or against the Shareholder-Customer under any federal or state bankruptcy laws relating to the relief of debtors for reorganization, arrangement or other similar relief permitted thereby, or the Shareholder-Customer makes a general assignment for the benefit of creditors; or (3) a receiver, trustee, or similar officer is appointed with respect to any of the Shareholder-Customer's properties or businesses, or the Shareholder-Customer's interest in the Customer Agreement is attached, executed or levied upon, seized, garnished, or appropriated by a legal process, unless the appointment of the officer is vacated or discharged, or the effect of the legal process is otherwise released, within 10 days; or (4) any act or event of the type described in the above subsection occurs which relates to, involves, or affects the interest of one or more persons having a 50 percent or greater ownership interest in a Shareholder-Customer which is a corporation, partnership or other legal entity.

The Shareholder-Customer will be in default under the Customer Agreement if the Shareholder-Customer fails to pay when due any amount owed Spartan or to perform any obligation, default of which cannot be cured, under the Customer Agreement, Spartan's Bylaws, the Policy Manual, or the Stock Subscription Agreement. The Shareholder-Customer will also be in default if it fails to perform any other obligation under the Customer Agreement or under Spartan's Bylaws, the Policy Manual, or the Stock Subscription Agreement, and the failure continues for 10 days following receipt of notice from Spartan specifying the failure.

Restrictions on Transfer

No sale, gift or other transfer by a shareholder of any shares of Class A Common Stock, or any transfer of any such shares of Class A Common Stock by operation of law, will be permitted by, or be effective with respect to, Spartan if the transferee would be at the time of transfer any person other than (1) a Shareholder-Customer who continues to purchase from Spartan grocery and other related products or (2) an Approved Holder.

Options to Purchase

Spartan has the option to purchase any shares of Class A Common Stock which a shareholder proposes to sell, give or otherwise transfer or which are to be transferred by operation of law. Any shareholder proposing to effect a transfer is required to notify Spartan of the proposed transfer, the proposed terms and conditions of the proposed transfer and the identity of the person to receive an interest in the shares of Class A Common Stock. The option is exercisable for 60 days following Spartan's receipt of notice of the transfer. If Spartan does not exercise its option to purchase any of the shares of Class A Common Stock which are the subject of a proposed transfer, then for a period of 90 days following the expiration of Spartan's option, the transferring shareholder may transfer the shares of Class A Common Stock to the person or persons identified in the written notice required to be given to Spartan, if: (1) after the transfer, the selling shareholder complies with any applicable Required Investment, (2) the transferee agrees in a writing acceptable to Spartan to be bound by the Bylaws, and (3) the transferee is a Shareholder-Customer who continues to purchase from Spartan grocery and other related products or is an Approved Holder.

In its discretion, Spartan will have the option at any time to redeem any shares of Class A Common Stock of its capital stock which are beneficially owned by any person who is not at the time of the redemption: (1) a Shareholder-Customer who continues to purchase from Spartan grocery and related products, (2) an Associate who continues to be employed by Spartan or its subsidiaries, (3) an Approved Holder, or (4) a Qualified Holder.

Redemption Policy

Spartan's policy is to redeem, if possible, upon a shareholder's request, any shares of Class A Common Stock held by the shareholder on the terms described below. Spartan's policy does not create or evidence any obligation on behalf of Spartan. Moreover, Spartan's Board of Directors, at its sole discretion, may at any time and from time to time revise or terminate the policy based on Spartan's financial condition, general market conditions, any requirement of or limitation imposed by law or any agreement by which Spartan is bound, or for any other reason deemed appropriate by the Board. In addition, Spartan's senior secured credit facility contains limits on the amount of shares of Class A Common Stock that Spartan may redeem in certain time periods. Any redemptions of shares of Class A Common Stock would have to be made in accordance with that credit facility. As noted above, pending consummation of the merger contemplated by the Merger Agreement, Spartan has suspended its stock redemption policy.

Purchase Price and Terms

The following describes the price and terms that will apply to Spartan's purchase of any shares of Class A Common Stock pursuant to its options to purchase and redeem the shares of Class A Common Stock and its redemption policy (subject to revision or termination of the policy) described above:

(1)

If at the time of the purchase the shareholder is a Shareholder-Customer, Spartan will purchase for cash at the Trading Value in effect on the date of the purchase, no later than 60 days following the date Spartan elects to purchase the shares of Class A Common Stock or the date the shareholder requests Spartan to redeem the stock, any shares of Class A Common Stock beneficially owned by the shareholder in excess of the Required Investment which is applicable to the Shareholder-Customer or, if the Shareholder-Customer no longer purchases grocery and related products from Spartan, the Required Investment which was applicable to the Shareholder-Customer at the time the Shareholder-Customer ceased purchasing the products from Spartan;

(2)

If at the time of the purchase the shareholder is a Shareholder-Customer, Spartan will purchase the shares of Class A Common Stock which constitute the Required Investment which is applicable to the Shareholder-Customer, or if the Shareholder-Customer no longer purchases grocery and related products from Spartan, the Required Investment which was applicable to the Shareholder-Customer at the time the Shareholder-Customer ceased purchasing the products from Spartan in the six equal installments described in paragraph (4) below ("Installments");

(3)

For any shareholder who at the time of the purchase is not and has not been subject to any Required Investment, Spartan will purchase the shareholder's shares of Class A Common Stock in Installments, unless the shareholder and Spartan agree to other terms;

(4)

The closing on the first Installment will occur at the date and time as to which Spartan and the selling shareholder mutually agree, but no later than 60 days following the date Spartan exercises its option to purchase the stock from the shareholder or the date the shareholder requests Spartan to redeem the stock. The closing on the second Installment will occur on the anniversary date following the closing of the first Installment. The closing on each subsequent Installment will occur on each corresponding anniversary date thereafter. The price for each Class A share to be acquired in each Installment will be the Trading Value in effect at the date of the closing on the Installment; and

(5)

For the redemption of a Shareholder-Customer's Required Investment, no later than 30 days after the Shareholder-Customer's request to redeem, the Shareholder-Customer may elect to require Spartan to redeem at the Trading Value in effect at the date of redemption all of the shares of Class A Common Stock with an aggregate Trading Value which equals the Shareholder-Customer's Required Investment on the following terms. Spartan will pay in cash to the Shareholder-Customer an amount equal to one-sixth of the purchase price for the shares of Class A Common Stock. In addition, Spartan will execute and deliver to the Shareholder-Customer an unsecured promissory note for the balance of the redemption price. The note will be payable in no more than five equal annual Installments of principal, commencing one year from the date of the note. Interest will accrue thereon at the rate of interest 1 percent below the prime rate from time to time in effect until maturity as announced by Michigan National Bank, or such other lending institution as Spartan may select from time to time, and will be payable quarterly. Spartan may prepay the note at any time, in whole or in part, without penalty.

Certain Provisions of the Michigan Business Corporation Act

Chapter 7A of the Michigan Business Corporation Act (the "Fair Price Act") establishes supermajority and fair price provisions for certain "business combinations." The provisions of the Fair Price Act apply to any Michigan corporation that: (1) has one hundred or more beneficial owners of its common stock; and (2) did not have any beneficial owner of 10 percent or more of a class of common stock at the time the Fair Price Act became effective. Because Spartan satisfies these requirements, the Fair Price Act applies to Spartan.

The Fair Price Act provides that a supermajority vote of 90 percent of the shareholders and no less than two-thirds of the votes of noninterested shareholders must approve a "business combination." The Fair Price Act defines a " business combination" to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation or reclassification of securities involving an "interested shareholder" or certain "affiliates." An " interested shareholder" is generally any person who beneficially owns 10 percent or more of the outstanding voting shares of the corporation. An "affiliate" is a person who directly or indirectly controls, is controlled by, or is under common control with a specified person.

The supermajority vote required by the Fair Price Act does not apply to "business combinations" that satisfy certain conditions. These conditions include, among others, that: (1) the purchase price to be paid for the shares of the corporation is at least equal to the highest of either (a) the market value of the shares or (b) the highest per share price paid by the interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; (2) once becoming an interested shareholder, the person does not become the beneficial owner of any additional shares of the corporation except as part of the transaction which resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends; (3) once becoming an interested shareholder, the person does not receive the benefit, directly or indirectly, except proportionately as a shareholder, of any loans, advances, guarantees, pledges or other financial assistance provided by the corporation or any of its subsidiaries; and (4) there has been at least five years between the date the person became an "interested shareholder" and the date the business combination is consummated.

The requirements of the Fair Price Act do not apply to "business combinations" with an interested shareholder that the board of directors has approved or exempted, specifically, generally or generally by types, from the requirements of the Fair Price Act by resolution prior to the time that the interested shareholder first became an interested shareholder.

The Fair Price Act would cease to apply to Spartan if its Articles were amended to elect not to be covered by Chapter 7A. Such an amendment would require the same votes for approval as the Fair Price Act requires for approval of a business combination with an interested shareholder.

Chapter 7B of the Michigan Business Corporation Act regulates the acquisition of "control shares" of Michigan corporations (the "Control Share Act"). The Control Share Act applies to Michigan corporations having 100 or more shareholders of record, more than 10 percent of whom are residents of Michigan. Spartan also satisfies these requirements. Thus, the Control Share Act applies to Spartan.

The Control Share Act establishes procedures governing "control share acquisitions." A control share acquisition is defined as an acquisition of shares by a person or entity which, when combined with other shares held by that person or entity, would give the acquiror voting power at or above any of the following thresholds: 20 percent, 33 1/3 percent, or a majority. Under the Control Share Act, an acquiror may not vote shares acquired in a "control share acquisition" unless a majority of both the corporation's shareholders and the corporation's disinterested shareholders vote to confer voting rights on the "control shares." The acquiring person, officers of the target corporation, and directors of the target corporation who are also employees of the corporation are precluded from voting on whether the control shares shall be accorded voting rights. The Control Share Act does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition. In some cases, if control shares are accorded full voting rights as prescribed in Chapter 7B, the Control Share Act confers dissenters' rights upon all of a corporation's shareholders except the acquiring person.

By an amendment to its Articles or Bylaws electing not to be covered, either Spartan's Board of Directors or its shareholders could "opt out" of Chapter 7B and cause the Control Share Act to be inapplicable to "control share acquisitions" occurring thereafter, for as long as the amendment continued in effect. As of the date of this Prospectus, the Board has no plans to effect such an amendment, nor is it aware of any other plans or proposals to do so.

The foregoing discussion concerning the provisions of the Michigan Business Corporation Act is qualified in its entirety by reference to such Michigan Business Corporation Act provisions.

Item 2.	Exhibits.

The following exhibits are filed as part of this Registration Statement:

Number	Exhibit

1	Restated Articles of Incorporation of Spartan Stores, Inc. Previously filed as an exhibit to the Registrant's Form S-1 Registration Statement filed July 18, 1991. Here incorporated by reference.

2

Certificate of Amendment to Articles of Incorporation of Spartan Stores, Inc. Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 28, 1998. Here incorporated by reference.

3	Bylaws of Spartan Stores, Inc. Previously filed as an exhibit to the Registrant's Form S-1 Registration Statement filed July 18, 1991. Here incorporated by reference.

4

Form of Spartan Stores, Inc. Stock Subscription Agreement--Shareholder Customers. Previously filed as an exhibit to the Registrant's Form S-1 Registration Statement filed July 18, 1991. Here incorporated by reference.

5	Form of Spartan Stores, Inc. Customer Agreement. Previously filed as an exhibit to the Registrant's Form S-1 Registration Statement filed July 18, 1991. Here incorporated by reference.

6

Form of Spartan Stores, Inc. Class A Common Stock Certificate. Previously filed as an exhibit to the Registrant's Form S-4 Registration Statement (Post-Effective Amendment No. 5) filed July 17, 1999. Here incorporated by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SPARTAN STORES, INC.
(Registrant)

Dated: July 24, 2000	By /s/ James B. Meyer
James B. Meyer
President, Chief Executive Officer and
Director

EXHIBIT INDEX

Number	Exhibit

1	Restated Articles of Incorporation of Spartan Stores, Inc. Previously filed as an exhibit to the Registrant's Form S-1 Registration Statement filed July 18, 1991. Here incorporated by reference.

2

Certificate of Amendment to Articles of Incorporation of Spartan Stores, Inc. Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 28, 1998. Here incorporated by reference.

3	Bylaws of Spartan Stores, Inc. Previously filed as an exhibit to the Registrant's Form S-1 Registration Statement filed July 18, 1991. Here incorporated by reference.

4

Form of Spartan Stores, Inc. Stock Subscription Agreement--Shareholder Customers. Previously filed as an exhibit to the Registrant's Form S-1 Registration Statement filed July 18, 1991. Here incorporated by reference.

5	Form of Spartan Stores, Inc. Customer Agreement. Previously filed as an exhibit to the Registrant's Form S-1 Registration Statement filed July 18, 1991. Here incorporated by reference.

6

Form of Spartan Stores, Inc. Class A Common Stock Certificate. Previously filed as an exhibit to the Registrant's Form S-4 Registration Statement (Post-Effective Amendment No. 5) filed July 17, 1999. Here incorporated by reference.